March 24, 2009
Via EDGAR and U.S. Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F St., N.E.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Kyle Moffatt, Accountant Branch Chief
Mr. Michael Henderson, Senior Staff Accountant

Re:	Oplink Communications, Inc.
Form 10-K for the fiscal year ended June 29, 2008
Filed November 12, 2008
Form 8-K/A dated October 31, 2007, filed January 11, 2008
File No. 0-31581
Dear Messrs. Spirgel, Moffatt and Henderson:
     This letter responds to your letter dated March 12, 2009 setting forth comments from the staff of the Division of Corporation Finance to our supplemental response letter dated March 4, 2009 and our periodic reports under the Securities and Exchange Act of 1934, as amended. For the staff’s convenience, we have recited the comments in bold type and have followed each comment with our response.
Form 8-K/A dated October 31, 2007, filed January 11, 2008
Exhibit 99.3
3. Pro Forma Adjustments
1.	We refer to our response to prior comment 2. We note the difference between the historical cost of the inventories acquired of $9.9 million and the appraised fair value of $5.9 million in footnote (H) of your pro forma financial statements. We further note that you controlled the operations of OCP at the date of acquisition of the minority interest. Since you had a full understanding of the business of OCP and the related inventories, it is unclear to us why you did not write down the inventory amounts through your historical operations prior to your acquisition of the remaining 42% of OCP as it appears that the carrying amounts of the inventories were greatly in excess of the estimated realizable value. In this regard, it is unclear why you recorded an adjustment to your inventory balance as a purchase price adjustment for your acquisition of the minority interest in OCP.

U.S. Securities and Exchange Commission
March 24, 2009

Thank you for the comment. While we “controlled” OCP at the date of our acquisition of approximately 58% of the outstanding common stock of OCP, we did not achieve operational or management control of OCP until after our acquisition of the remaining 42% minority interest. During the time period between the two purchase dates OCP continued to operate as a stand alone public company and their management and finance teams (including the CEO, CFO and controller) remained in place and ran the company. At the time of the initial acquisition, we began to assess information about OCP’s business, staffing levels and product lines and how they complimented our own staffing levels and product lines. This process was debated internally and ultimately led to a plan to close down certain OCP facilities, reduce the number of employees and exit certain OCP product lines. This plan was finalized and approved by our board of directors on November 29, 2007. Our management team did not have all the necessary information to make their decision until we had complete control of OCP. In addition, we engaged a third-party appraisal firm to conduct an analysis of OCP’s inventory as of October 31, 2007, the closing date of the merger. Based on the foregoing facts and in accordance with Emerging Issues Task Force Issue No. 95-3, “Recognition of Liabilities in Connection with a Business Combination,” we adjusted our initial purchase price allocation for these changes.
* * *
In addition, Oplink Communications, Inc. (the “Company”), hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments concerning this response to your comment letter, please contact me at (510) 933-7233 or Stephen Welles, our General Counsel, at (510) 933-7289.

Sincerely,
/s/ Shirley Yin
Shirley Yin
Chief Financial Officer